AMENDMENT — VF 5-16-02

02022427

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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...JAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-50006

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 3 0 2002
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3301 Woman's Club Drive, Suite 105
(No. and Street)

Raleigh (City) North Carolina (State) 27612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Abbott, Jr. (919) 785-3050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenthal & Kaplin, P.C.
(Name — *if individual, state last, first, middle name*)

7100 Peachtree Dunwoody Road, Suite 200 (Address) Atlanta (City) Georgia (State) 30328 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUN 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 5/02

OATH OR AFFIRMATION

I, Robert L. Abbott, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Atlantic Enterprises, Inc., as of December ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Robert L. Abbott
Signature

President
Title

A. KILCOYNE
NOTARY PUBLIC
My Comm. Expires May, 6, 2006
WAKE COUNTY, NC

Sworn to and subscribed before me this 29 day of April, 2002.

A. Kilcoyne
Notary Public

(Official Seal)
My commission expires May 6, 2006

Notary Public

This report** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTH ATLANTIC ENTERPRISES, INC.
Statement of Shareholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Losses on Marketable Securites	Total Stockholder's Equity
Balance at December 31, 2000	$ 100	-	523,861	(27,090)	496,871
Capital contributions					-
Unrealized gain(loss) on Marketable Securities				(1,350)	(1,350)
Net income(loss)			(95,262)		(95,262)
Balance at December 31, 2001	$ 100	-	428,599	(28,440)	400,259

The accompanying notes are an integral part of these statements